Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 2, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                                                Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

         This Report on Form 6-K contains a press release issued by Vodafone Group Plc on April 1, 2003, entitled “Vodafone Launches US Dollar Bond Tender Offer”.

April 1, 2003

VODAFONE LAUNCHES US DOLLAR BOND TENDER OFFER

Vodafone Group Plc (‘Vodafone’) today announces a cash tender offer to purchase any and all of the bonds listed below (the ‘Bonds’) issued by its wholly owned subsidiary Vodafone Americas Inc. (previously AirTouch Communications, Inc.) and guaranteed by Vodafone  (the ‘Tender Offer’).

Vodafone is seeking to gain efficiencies by reducing the number of issuers in the Vodafone Group with U.S. dollar denominated debt securities outstanding. Vodafone intends to purchase any tendered Bonds out of existing cash resources.

The Tender Offer will expire at 5.00 p.m. New York City time, on 11 April 2003 unless extended by Vodafone in its sole discretion, or terminated earlier. Lehman Brothers is acting as Dealer Manager in the Tender Offer.

Under the terms of the Tender Offer, the total payment for each Bond will be determined by reference to the applicable fixed spread over the yield to maturity of the applicable United States Treasury reference security as listed in the table below at the time of acceptance of the Tender Offer plus accrued and unpaid interest to, but excluding, the payment date.

Description	CUSIP No.	US Treasury Reference Security	Bloomberg Screen	Fixed Spread (in basis points)
U.S.$200,000,000 6.35% Notes due 2005	00949TAE0	6.75% Notes due 15 May 2005	PX5	+55

U.S.$400,000,000 7.50% Notes due 2006	00949TAA8	7.00% Notes due 15 July 2006	PX5	+58

U.S.$500,000,000 6.65% Notes 2008	00949TAD2	5.625% Notes 15 May 2008	PX6	+65

Holders wishing to sell Bonds pursuant to the Tender Offer should contact their salesperson at Lehman Brothers at the telephone numbers set forth below between 9.00 a.m. and 5.00 p.m. New York City time on any New York Stock Exchange trading day on or before the date on which the Tender Offer expires. A holder that does not have an account with Lehman Brothers must tender through the holder’s financial institution. Payment for tendered Bonds will be made in same day funds on the third New York Stock Exchange trading day following the date on which the holder thereof accepts the offer with respect to such Bonds.

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / John West

Tel:  +44 (0) 20 7600 2288

Lehman Brothers Inc.

Rad Antonov / Emily Shanks

Liability Management Group

Tel: + 1 212 528 7581

0r: + 1 800 438 3242

D.F. King & Co, Inc.

Tel: + 1 212 269 5550

Or: + 1 800-848-3416

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The Tender Offer is made upon the terms and subject to the conditions set forth in Vodafone’s Offer to Purchase dated 1 April 2003. Persons with questions regarding the offer should contact Lehman Brothers attention: Rad Antonov or Emily Shanks, Liability Management Group at + 1 212 528 7581 or toll free at + 1 800 438 3242. Requests for copies of the Offer to Purchase should be directed to the Information Agent, D.F. King & Co, Inc. at + 1 212 269 5550 or toll free at + 1 800 848 3416.

This announcement has been issued by Vodafone and is the sole responsibility of Vodafone and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Lehman Brothers International (Europe) of One Broadgate, London EC2M 7HA.

Lehman Brothers is acting for Vodafone and no one else in connection with the Tender Offer and will not be responsible to any other person for providing the protections afforded to clients of Lehman Brothers, or for providing advice in relation to the Tender Offer.

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	April 2, 2003	By:	/s/ S R SCOTT
		Name:	Stephen R. Scott
		Title:	Company Secretary